SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: July 7th, 2004

FOR IMMEDIATE RELEASE

SILICOM ADDS SSL ENCRYPTION TECHNOLOGY TO
SECURITY APPLIANCE PRODUCT LINE

— To Cooperate With NetSecureOne In Development, Manufacturing, Marketing And Sales of SSL Acceleration
Products, Receives Initial Purchase Order —

         KFAR SAVA, Israel – July 7, 2004 – Silicom Ltd. (NASDAQ:SILCF) today announced that it has received an initial purchase order from NetSecureOne, a global provider of web security and encryption solutions. This 250-card order is the first activity under the framework of an agreement recently signed between the two companies under which Silicom will cooperate with NetSecureOne in the marketing of current NetSecureOne’s NSCrypto™ SSL encryption cards, function as NetSecureOne’s manufacturing partner for these products, and mutually explore additional products involving the technologies of both companies.

        NetSecureOne’s NSCrypto™ encryption boards are typically deployed in security appliances side-by-side with Silicom’s advanced connectivity adapters, both of which deliver a throughput and performance boost to mission-critical systems. NetSecureOne’s boards work by offloading data encryption tasks from server CPUs, while Silicom’s Multiport Gigabit Ethernet adapters enhance network connectivity options, increasing data transfer potential speeds and offloading checksum and TCP segmentation tasks. Having added NetSecureOne’s encryption technology to its product portfolio, Silicom is now positioned as a one-stop-shop provider of comprehensive security appliance performance-enhancement solutions.

        Throughout the agreement’s term, NetSecureOne will grant Silicom the exclusive right to sell NSCrypto™ boards in the U.S. and other geographic regions, and to manufacture the cards that it sells. In addition, the intention of the parties is that Silicom will become NetSecureOne’s manufacturing partner for NSCrypto™ boards as well as other products which the parties may decide to launch jointly.

        “As a best-in-class SSL encryption product line and an excellent complement to our Security Appliance connectivity solutions, we are proud to add NSCrypto™ technology to our product portfolio,” said Shaike Orbach, Silicom’s President and CEO. “We believe our positioning as a one-stop-provider of specialized performance-enhancement solutions will give us an advantage in our efforts to penetrate major OEM security appliance manufacturers and other target customers. In addition, we are pleased to have received the first purchase order for these high end cards and to begin manufacturing them, a development that will increase our strategic depth and that may have a positive impact on our revenues.”

        Mr. Jerome Fougerat, President and CEO of NetSecureOne, added, “This is a winning deal on all fronts. By taking advantage of Silicom’s marketing reach, we hope to expand the sales of our NSCrypto™ cards. At the same time, having Silicom, a firm with exceptional networking and manufacturing expertise, as a partner will accelerate our ability to jointly launch innovative new solutions and reduce the manufacturing costs of both current and potential products.”

About Silicom
Silicom Ltd. is an industry-leading provider of communications connectivity solutions and advanced enabling technologies, making it the preferred time-to-market and performance partner to many of the industry’s significant players. With core expertise in high performance, innovative technologies for networking and operating systems, the Company develops high-performance networking solutions for manufacturers of storage, Internet traffic management, security, and other types of server-based systems characterized by multi-port high-performance environments. Silicom also offers an extensive range of PC Cards, PCI cards and USB products. For more information, please visit www.silicom.co.il.

About NetSecureOne
Created in 1998, NetSecureOne is a France-based specialist in integrated hardware- and software-based security systems for Web Application Security (WAS) and Security Log Analysis and Management (Security Information Management, or SIM). Its fast-ROI interoperable products include NSWeb™, NSBox™ , and NSCrypto™ for assuring the security of Web/HTTP applications; NSMail™ for protecting message servers; NSLog for monitoring, analyzing, controlling and correlating network security event logs; and NSSign™ for controlling file integrity on critical servers.

For more information, please visit www.netsecureone.com.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contacts:
Ilan Erez
Silicom
+972-9-764-4555
ilane@silicom.co.il